Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: June 3, 2021

ETORO DEMONSTRATES ACCELERATED GROWTH WITH LATEST RESULTS

- eToro shares certain Q1 2021 results and audited 2020 results -

NEW YORK, NY, June 3, 2021 – eToro Group Ltd. (“eToro” or the “Company”), a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors, announced today certain Q1 2021 key performance indicators. This announcement follows the previously announced planned business combination with FinTech Acquisition Corp. V (“FTCV”). The company also disclosed audited 2020 financial results.

Yoni Assia, Co-Founder and CEO of eToro, commented: “Last year was characterized by accelerating retail investor engagement. Widespread media coverage of the financial markets and more time to upskill in lockdown encouraged a record number of retail investors to enter the markets via online investment platforms and apps.

“We saw this trend accelerate in 2021, and the first quarter continues eToro’s strong track record of growth. eToro saw a 214% increase in the number of new registrations on the platform compared to the same period in 2020. This means that eToro welcomed 3.1 million new registered users in the first quarter of 2021. This compares to 5 million new registered users for the full year of 2020.

“eToro is a multi-asset platform, and we noted rising demand from users for stocks and cryptoassets in the first quarter of this year. The number of trades on the platform topped 210 million in Q1, with growth driven predominantly by retail demand for stocks.

“The crypto bull run at the end of 2020 and beginning of 2021 also highlighted a growing trend towards diversification of cryptoassets within retail investor portfolios, with some altcoins increasing in popularity. This year, eToro has added seven new cryptoassets to the platform to support this increased demand for diversification and plans to add more.

“It has been a very strong start to 2021, and eToro remains well positioned to capture a considerable share of a growing global market.”

Key highlights:

●	eToro registered 3.1 million new users in the first quarter of 2021 versus 1 million in the prior-year quarter and 5.2 million for the full year of 2020.
●	The total number of trades executed on eToro’s platform reached 210 million for the quarter, a 233% increase compared to the first quarter of 2020, driven by strong demand for stocks and cryptoassets.
●	eToro will publish its full interim Q1 2021 financial reports in the coming weeks.
●	eToro plans to launch the eToro Money app and debit card in the U.K. and E.U. in 2021. The app will connect directly to users’ eToro investment accounts and enable instant deposits and withdrawals, as well as additional money services.
●	Added seven new cryptoassets to meet rising customer demand and further enhance asset class diversification.
●	Dr. Hedva Ber, Israel’s former Banking Supervisor, recently joined eToro’s senior leadership team as Global COO and Deputy CEO, alongside Shalom Berkovitz, eToro’s CFO and Deputy CEO, who oversees the company’s global finance teams as well as eToro’s activity in the UK, US, and Asia. Dr. Ber will lead eToro’s operational infrastructure, corporate governance, compliance, and regulatory affairs, legal, risk management and social responsibility efforts.

Contacts

Public relations

PR@etoro.com

Investor relations

investors@etoro.com

About eToro

eToro is a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of more than 20 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol “FTCV”.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V (“Fintech V”) and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro’s present and future plans for its business and operations and eToro’s expectations as to market results and conditions; are based on various assumptions, whether or not identified in this press release, and on the current expectations of eToro’s and FinTech V’s management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the fact that the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this press release. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro intends to publicly file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement to be distributed to FinTech V’s stockholders in connection with FinTech V’s solicitation of proxies for the vote by FinTech V’s stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s final prospectus filed with the SEC on December 7, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

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